Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

1.Delcath Systems Limited, organized under the laws of Ireland.

2.Delcath UK Systems Limited, organized under the laws of England.

3.Delcath Systems GmbH, organized under the laws of Germany.

4.Delcath Systems B.V., organized under the laws of the Netherlands.
5.Delcath Systems S.R.L., organized under the laws of Italy.